

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

March 23, 2009

<u>Via U.S. Mail</u>

James K. Brata
Chief Financial Officer
TGC Industries, Inc.
101 East Park Boulevard, Suite 955
Plano, Texas 75074

> **Re:** **TGC Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 14, 2008**
> **Response Letter dated March 19, 2009**
> **File Number 001-32472**

Dear Mr. Brata:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director